Exhibit 99.1

Organigram Expands Edison Portfolio With Three New Indica Genetics – Black Cherry Punch, Ice Cream Cake (I.C.C.), and Slurricane

Edison dried flower portfolio continues to thrive with ongoing investment in genetics program and micro-climate management

MONCTON, New Brunswick--(BUSINESS WIRE)--December 22, 2020--Organigram Holdings Inc. (NASDAQ:OGI) (TSX:OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce the launch of three new Edison Cannabis Co. (“Edison”) Indica strains including high potency Black Cherry Punch and Ice Cream Cake (I.C.C.) and full flavour Slurricane.

All three on-trend dried flower Edison products offer a distinct flavour and aroma profile as a result of being grown in a strain specific micro-climate. These include:

  Black Cherry Punch: Black Cherry Punch’s sweet and floral undertones balance its fruity flavour and aroma. Its crown-shaped flowers are medium in size with emerald green and purple buds that are crystal rich with trichomes. This strain boasts dominant terpenes including Limonene, β-Caryophyllene, Linalool, Myrcene, and β-Pinene and a THC range of 20%-26%.
  Ice Cream Cake (I.C.C.): ICC is bold and complex. This strain pairs 20%-26% THC with sweet, spicy, and savoury flavours. Its strong notes of gasoline are balanced with undertones of clove and sage. The strains dominant terpenes include Limonene, β-Caryophyllene, Germacrene B Linalool and α-Pinene. Equally as bold in appearance, its dense, dark green buds are contrasted by an abundance of copper-coloured pistils.
  Slurricane: Slurricane couples full flavour with a strong 17%+ THC. It has rich notes of blueberries and cream with nutty, floral undertones. This strain’s dominant terpenes include β-Caryophyllene, Germacrene B, α-Humulene, Myrcene. The strain’s buds are frosted with trichomes and deep purple in colour, contrasted by interwoven orange pistils.

The new strains are expected to be available shortly in 3.5g formats in certain provincial retail stores.

“A relentless commitment to science, data and quality continues to be the hallmark of the Edison brand,” says Greg Engel, CEO, Organigram. “We are pleased and proud to introduce these three new strains to the Canadian market and hope adult consumers enjoy the unique flavours each one has to offer.”

Also available to patients under Organigram’s medical brand, the new strains will be known as Purple Violet (Black Cherry Punch), Mayflower (Ice Cream Cake) and Elephant Rock (Slurricane).

Genetics + Environment = Phenotype
Every Edison strain benefits from being grown in one of over 100 data-backed, strain-specific grow rooms with micro-climates designed to ensure consistent quality. Variables including humidity, temperature, light and plant density can be customized to optimize the growth and output of each plant.

The new Edison strains are also a product of the Company’s ongoing genetic exploration program. Black Cherry Punch, Ice Cream Cake (I.C.C.) and Slurricane are among the strains developed from genetics Organigram originally sourced from a premium cannabis nursery. The nursery's processes and technology help eliminate disease and pests from the plants in order to produce a high quality genetic product.

“At Organigram, our attention to both the genetics of the plant and the environment in which it is grown result in a unique phenotype expression. This means even plants grown from the same genetics can be markedly different based on their growing conditions. This can include important variations such as the physical properties, potency, and kinds of terpenes and aromas found in the plant,” says Engel. “This kind of strategic and creative product development process is a key differentiator for both the Edison portfolio and the Company overall; delivering exceptional products is the core of our business.”

About Organigram Holdings Inc.
Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include timing for availability of products in the market, consumer acceptance of products, factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
Amy Schwalm
Vice President, Investor Relations
amy.schwalm@organigram.ca
(416) 704-9057

For Media enquiries:
Marlo Taylor
mtaylor@gagecommunications.ca